FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.
ATTORNEYS AT LAW
488 MADISON AVENUE
18TH FLOOR
NEW YORK, NY 10022-5707
www.fwrv.com
TELEPHONE: (212) 935-5500
TELECOPIER: (212) 308-0642

MICHAEL I. RUDELL*◇
NICHOLAS GORDON
ELLIOT H. BROWN**
NEIL J. ROSINI◇
ROSE H. SCHWARTZ
DANIEL M. WASSER◇
KENNETH M. WEINRIB
RICHARD A. BEYMAN
ERIC S. BROWN
JONATHAN A. LONNER*
MATTHEW C. LEFFERTS

HEATHER J. REID
JAKE M. LEVY

JOHN A. VASSALLO
OF COUNSEL

LEONARD FRANKLIN
1938-1995

STEPHEN WEINRIB
1948-1987

* ALSO ADMITTED CALIFORNIA
** ALSO ADMITTED PENNSYLVANIA
◇ ALSO ADMITTED NEW JERSEY

Direct Dial: 212 446-9782
Email: hreid@fwrv.com

July 19, 2010



Received SEC
JUL 19 2010
Washington, DC 20549

VIA FEDERAL EXPRESS

John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Godspell, LLC, a Delaware limited liability company*

Dear Mr. Reynolds:

With respect to the letter dated July 16, 2010 (the "Comment Letter"), which you sent on behalf of the Division of Corporation Finance of the Securities and Exchange Commission relating to the Offering Statement on Form 1-A ("Form 1-A") of The Godspell LLC, a Delaware limited liability company (the "Company"), set forth below are the Company's responses to the comments set forth in the Comment Letter. In addition, please find enclosed seven (7) copies of the Company's Pre-Effective Amendment No. 6 to Form 1-A, seven (7) of which, for your convenience, are marked against the Company's Pre-Effective Amendment No. 5 to Form 1-A.

Offering Circular

Risk Factors

1. *Please revise to add a risk factor addressing the risk to investors from the projections presented in the recoupment table. Clearly address that there is no*

assurance regarding the projections and that the underlying assumptions may be incorrect.

The Company has amended its disclosure in the offering circular ("OC") in accordance with your comment.

Recoupment Schedule

2. *Please revise your introductory paragraph to indicate that the table is simply the company's best estimates and that investors should not place undue reliance on the recoupment schedule.*

   The Company has amended its disclosure in the OC in accordance with your comment.

3. *Please revise your recoupment schedule to add more columns showing percent of capacity at 30% and 20%. Additionally, the narrative following the table should be balanced in its presentation. Therefore, please include disclosure addressing percent of capacity under 50% columns along with statements to the effect that there is no assurance that any amounts of production costs will be recouped or that the company will generate any operating profits.*

   The Company has amended its disclosure in the OC in accordance with your comment.

Please contact the undersigned if we may be of assistance.

Sincerely,

Heather J. Reid

cc: Ken Davenport